                       Filed by Mittal Steel Company N.V.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                       Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                       Subject Company: International Steel Group Inc. Commission File No.: 333-121220

Safe Harbor Statement

This transcript contains "forward-looking" statements including statements regarding the timing and benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for Mittal Steel's and ISG's products and plans for development and expansion of business. Such forward-looking statements are identified by the use of forward-looking words or a phrase such as "anticipates," "intends," "expects," "plans," "believes," "estimates," or words or a phrase of similar import. These statements are based on the current expectations of the management of Mittal Steel and ISG. There are a number of risks and uncertainties that could cause actual results to differ materially from those anticipated in forward-looking statements. For example, problems may arise in successfully integrating the businesses of Mittal Steel and ISG. The transactions may involve unexpected costs. Mittal Steel and ISG may be unable to achieve cost-cutting synergies. Mittal Steel's and ISG's businesses may suffer as a result of uncertainty surrounding the transactions. The market for Mittal Steel's and ISG's products may change or be impacted by competition, new data, supply issues or marketplace trends.

For more detailed information on the risks and uncertainties associated with Mittal Steel's and ISG's business activities see their respective reports filed with the SEC. The companies undertake no obligation to publicly update their forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004, as amended on February 3, 2005 and March 2, 2005. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

                            Mittal Steel Company N.V.

                       Analyst and Investor Day Transcript

                                February 23, 2005

Speakers:   Lakshmi Mittal, Aditya Mittal, Wilbur Ross, Rodney Mott, Lou
            Schorsch

LAKSHMI MITTAL: Very good morning. Let me introduce myself. I am Lakshmi Mittal, Chairman and CEO of Mittal Steel, and I have some colleagues of ours Wilbur Ross, Chairman of ISG. Then Aditya Mittal is the President and group CFO, and then Rodney Mott who is the CEO of ISG. Lou Schorsch is the CEO of Inland Steel, which is called now Mittal Inland.

LAKSHMI MITTAL: Then I also have my colleague here. Mr. Mukherjee is the chief operating officer of the group. Then I have Nicola there for all this communication and setting up this conference today.

First of all let me welcome to this analyst day. We are very happy and very excited that all of you are here, and thanks to those who have flown into Chicago. And yesterday the weather is good. We have been here for a couple of days, and you guys have brought in some sun here to this town.

Time table for today is to start with a detailed presentation, which will be given by myself, Wilbur, Rodney, Lou Schorsch and Aditya Mittal. The aim of this presentation is to provide detailed information on Mittal Steel Company, our position in the market, our competitive strength, our financial profile and our business strategies. We will be also be updating you on the integration process, with in ISG and Ispat Inland.

I'll be starting this presentation with the company overview, and after this Wilbur, Rodney, Lou and Aditya will give you more information on several issues.

A lot of information will be of a repetitive nature, but I thought for the benefit of some of you who have not been listening to us, or who have not covered us, it will be helpful to walk you through from the beginning. And after this presentation is over, there will be Q and A and we will stay around here and all of you are invited for lunch, and some of you are visiting our facilities.

As you can see that after this transaction between ISG and Mittal Steel is done, we will be the largest and most global steel producer in the world. There are two key numbers; the detailed numbers will be given by Aditya when he comes forward. These numbers are based pro forma basis 2004, including ISG.

We ended up 21.2 billion dollars, operating income of seven billion dollars, and annual shipments of 58 million tons. And our capacity for over 70 million tons, based on 18th February market cap valuation of 46 billion dollars, operating facilities in 14 countries and four continents, 160 thousand employees, representing more than 45 nationalities.

Our aim is to become the world's most admired steel institution in the steel industry, and we believe that this is an achievable goal. We also believe that we are the high-margin, low-cost steel producer and benefiting from significant economies of scope and scale. We have an established track record of operating steel assets in both developed and developing markets. We have been able to improve their positivity and bringing them to best in class.

From a financial perspective, our philosophy is based upon maintaining strong liquidity and prudent capital risk structure. We already got the investment grade ratings from Moody's, Standard, and Fitch, and we believe that this improves our capability to access the global capital market to diversify funding sources and reduce the cost of funds.

We have grown considerably in the last 15 years, from 1989 to 2004. It's very clear we were a very small company, at 440 thousand tons, but now we are talking about 58 million tons.

As I said, we want to become the most admired steel institution. How do we achieve this? This is our strategy. Our strategy is continuously we want to focus on cost, and this has been our group strategy, that we should be always lowest cost producer in that region. Continuous improvement philosophy is very much in the group at all levels. We have a continuous improvement program in the company. There are thousands of senior executives that participate in exchanging their knowledge and creating new benchmarking for their businesses.

This has been one of the greatest strengths of the company, of continuously participating in the continuous improvement program. We will continue to invest, make investments, specifically into upgrading facilities to improve product mix and market segments.

We have been the leader of the consolidation in the steel industry. We believe that this has changed the landscape of the steel industry, and we believe we will continue to participate in this consolidation.

This is strategy is what I have outlined; I believe we will continue to create shareholder value. And it will allow us to achieve our target to become the world's most admired steel institution.

Our strategy has enabled us to develop a number of key competitive advantages. We are clearly unmatched on scale and scope. We are high-margin, low-cost producers. We have geographic and product diversity. We have an integrated business model where there is a minimal [inaudible] this is an integrated [inaudible]. We will explain you as we go forward how we are integrated, even in our minimal [inaudible], and blast furnace operations to come of iron ore mining and coal mining.

Our financials -- our balance sheets are very strong, and I think is one of the strongest balance sheets in the steel industry today. We have proved that we have an excellent management team, the goals of what I have just explained to you. And we have an excellent management team. We have a very decentralized way of managing our business. At the corporate office in London we have less than 40 people. There is another corporate office in Rotterdam, where we have another 40 or 60 people. The management dressed with the different units, and every company has their own CEOs and own Board of Directors. And we have an excellent team in most of the -- in all the companies which will be heard today.

We have a global marketing network. We have offices marketing offices in more than 25 countries around the globe. And an interesting continuous improvement program, this is coming out of Knowledgable Management Program where we continuously bring all executives from the different companies to work together in making new benchmarking of excellence in their productivity and their performance and their marketing and their purchasing. This is a very strong initiative which we have launched in our group right from the beginning. And I heard the other day from one of our consultants, McKinsey consultant, that they've never seen such a vast knowledge in any company as we have.

We have a very important two research and development facilities, one that is based in Chicago, and one is in France. And the feedback from our customers and our stakeholders that we are one of the -- we have the best research and development particularly in the steel industry.

Here you can see -- it's not very clear, but we are the only truly global steel producer with facilities on four continents. In this picture you really don't see which are those facilities. But we are in about 14, 15 countries. And another thing that we are a very strong marketing influence and that's why we have more than 25 marketing and sales offices. We are exporting, we are trading with more than 40, 50 countries around the world.

Our operations are focused in three major regions, Americas, Europe and the rest of the world. And in this slide you will see how are the shipments. We are the largest producer in America, which includes U.S., Canada, Mexico and Trinidad. We are the second-largest producer in enlarged Europe, which includes France, Germany, Holland, Czech Republic, Romania, Bosnia, and Macedonia. And we are very important player in rest of the world. For example, we are number one in Africa. And we are obviously number one in Kazakhstan, number one in South Africa, Algeria. And this is how we operate our three regions.

We have just announced a strategic equity investment in China, in Hunan Valin. And we will give you more details going forward.

This is very interesting slide. Here you can see that we have comprehensive range of steel making. We have nine DRI Models. We are the largest producer of DRI in the world. We have 41 coke ovens factories evenly spread in Europe and the Americas. In America we don't have many, but in Europe and the rest of the world we have 38 Coating Mill factories.

We have 22 electric arc furnaces, 33 blast furnaces, 52 casters and 17 hot strip mills, 38 coating lines. This shows the depth and width and size of the group. If you talk to the steel company, they will have two blast furnaces or three blast furnaces. For this size gives us a lot of benefit, because of its size in terms of technology, in terms of knowledge, and in terms of our buying power, for this sheer size itself is very important here. And probably this with all the different technologies.

The next slide is on turnaround track record. We have achieved turnaround in developed and developing countries. You can walk through the details when you get this, when we have some more time, but just to highlight a few points here, that whichever company we have acquired, we have been able to improve the shipments dramatically by investment and by improving the productivity by investing in technologies. There's a clear example here, that's how in most of the companies we have been able to improve the shipments and reduce the costs and improve the productivity.

Since we are such a large company with so many different facilities, our product base is also really extensive. And we talk of flat roll. We are basically in all the segments. They are not indiscriminate. Basically we are a carbon steel company. And long products we find all the different products. Even the wire business, which is the last, is also a very important business. We produce about, more than 1.6 million tons of wire through the group, 1.5 million tons. In some of these products, we are the leading producer, or the largest producer in that region.

Market breakdown -- 71 percent flat, 27 percent long, two percent pipes and tubes. Geographic mix -- 49 percent America, 28 percent Europe, and 23 percent the rest of world. Go to next.

Product diversification -- by product, if you're going to detail this, hot roll is about 25 percent, coal about 15, coated 15, wire about 10 percent. Idea here is tell you that we are in all different kind of products in a meaningful way.

Raw materials - is always an important question for the steel industry today. Here we just want to tell you that we are better positioned than some of our competition. The group's total of iron ore is 45.8 million tons and we have from our own captive source 18.1. This does not include ISG's supply, which is another 12. [Background conversation] Twelve. So -- and DRI pellets which is the raw material for direct reduced iron, our total requirement is 12.5, captive source is 5.6 million tons. On coal, we have about 30, 35 percent from our own coal mines. On coke, we are surplus overall in the group. There could be shortfall in one area but surplus in another area. And direct reduced iron which is substitute for scrap and we are based in very strategic areas like Trinidad and Mexico, Canada and Germany in direct reduced iron. Our requirement is 7.3, and we produce about 10 million tons.

So it's not that we are 100 percent self-sufficient, but we are in much better position, with roughly about 40 percent of our requirement in iron ore is through our own captive mines.

In the next slide I'll give you some more details on different regions. In America we are the largest producer in North America, which is after completion of ISG transaction. Shipment 27.6 million tons, revenue 15.6 billion dollars, operating -- these are our pro forma numbers -- operating income 2.4 billion dollars. We believe we have highest operating margin with this peer group. We believe we have low cost in the sectors in the geographic locations with access to iron ore, coke. Our shipping, we had plants on the lake area and the river site, captive DRI facilities of 8.3 million tons per year.

In America, we have a very diverse product portfolio. Our customer list includes who's who of North America, and we have a very important strategic alliance and joint venture with Nippon Steel and [inaudible] in England, supplying to all the automotive companies.

Outlook -- for the first quarter, inventory corrections are taking place, shipments slight to modestly up, pricing marginally high. Our strategy in first quarter, we want to complete the ISG merger, and we want to start working on integration of operation.

Product diversification, again here at 27 percent hot rolled, 22 percent cold rolled flat, 20 percent flat, 4 percent -- 9 percent long product, 16 percent slabs. We produced slabs in Mexico and blooms and billets of one percent and five percent.

In Europe, we are the second largest producer in enlarged Europe, which includes also Romania. Shipments 18 million tons, Romania was 9.9 billion dollars, operating income two billion dollars. Leading producer in central and Eastern Europe, largest coke producer in Europe. We have the coke facilities in Holland, Czech and Romania. In last year first quarter, `04 we acquired, this company in Poland, and we are very pleased with the turnaround of this company, and last year it has already historically, successful financial results.

We are the largest of high-quality wire rods in Europe, and we have diversified product portfolio across all product segments. We are in the long and flat and wire, and coating, coated products, tin plate. We have our R&D center in Gandrange in France for the long quarter. Outlook, inventory corrections in first quarter, shipments slight to modestly down, pricing high. All the European producers have announced some price increases in the first quarter.

In Europe we have a robust capex program. This is going to give you detail from the capex program what we have in different plants. But we have a very robust capex program especially Czech and Poland and Romania. Similarly, our product diversification details are here; hot rolled is 17 percent, wire are 19, because we are very strong in wire ore in Europe, and cold roll is about 6, coated. So our point here is we are to grow in this market, especially in Poland and Romania.

First of all, we are shipping about 20 million tons. Here I just want to remind you that there are three major companies, one in Africa. They are the largest producer in South Africa, the company which used to be called [inaudible] Coal. Mittal Steel in Kazakhstan is the largest single site steel plant in [inaudible] country. And we are very close to Chinese market. Chinese border is about a thousand, or about 600 miles from our plant site. This is very -- Kazakhstan plant is - all these plants for this reason are vertically integrated. They have the iron, wire, coal elements so that's why these are one of the lowest cost producers and among the highest operating margins in the world.

Mittal Steel South Africa included in the JSE top 40 index, and we just announced a strategic investment in China, where we have 37% ownership in Hunan Valin Steel Tube and Wire. The production, the shipments of Hunan Valin is not included in 12 million tons.

Our outlook -- same. Correction of inventories in domestic market, shipments light to moderately higher, pricing marginally higher. Even this morning in China Bao Steel has announced price increase in their products. Strategy for first quarter, we want to continue working on this transaction, closing of this transaction with Hunan Valin, which we hope to be completed by second quarter. We really continue to look at the possibilities to grow in China further, and plus strategies to look at increasing the production in South Africa. As I said, South African plant is, in South Africa where we have iron ore mills and very strategic location and we have great potential to grow business in South Africa.

Product diversification. There is strong in hot roll 36 percent, cold roll 15, coated 20 percent. Because plant in Kazakhstan fully flat, and South African plant is flat and long mix. Algeria plant is also flat and long mix.

This, now I will ask for Wilbur to comment, talk about the rationale, about the size and the ISG and Mittal Steel transaction.

WILBUR ROSS: Thank you Lakshmi. ISG, as most of you know, has led the consolidation of the industry in North America. In the late 1990s and the early 2000s, the U.S. steel industry faced enormous challenges resulting in numerous bankruptcies, something like 40 companies. The industry was highly fragmented, had very restrictive labor agreements, high employment and retiree costs. In less than three years, ISG has grown from a mere start-up to one of the largest steel companies in North America by acquiring out of bankruptcy the assets of six companies, LTV, Acme, Bethlehem, Weirton, Georgetown, and the DRI in Trinidad.

The Mittal/ISG merger continues the consolidation and now is changing the entire world steel map. Mittal/ISG merger creates the largest and most global steel company in the world, with the lowest cost producer in many markets around the world and the new entity as referred will have investment-grade characteristics. And lastly there will be significant vertical integration, relative self-sufficiency in both iron ore and coke, and very high quality finishing capability.

The merger accelerates ISG's objectives, which were: grow through acquisition, consolidation of the steel industry, global reach, and an international presence. From our own point of view, Mittal Steel was a good strategic fit. Both companies had similar strategic focus, both had a history of growing through acquisitions, both had the history of turn-around expertise, both had been consolidators in the industry, both have successfully integrated assets into the whole. And most importantly, both are very like-minded companies. Both have highly productive cultures, decentralized organizations, motivated work force, and trust and responsibility pushed to the lowest possible operating level. Those are the kind of global 40,000 foot reasons for the transaction. Rodney Mott, our CEO of ISG, will now get into some more of the details.

RODNEY MOTT: Thank you. And there was one other thing we both had in common, and I'd like to throw a little bit more of a humor into this. Both companies claimed to be the fastest-growing steel company in the world at the time we put this merger together, so that was an interesting point too.

I'd like to talk about the combination of Inland and ISG. And again, this an exciting time here in the North America steel industry to see how these companies, these historical companies, can be combined and what we can create out of that. If you had looked at inland and ISG combined for 2004, you'd see a company with combined sales of 12 billion dollars. We've had shipments of about 21 million tons, and a company that will still be a very rapidly growing company. We could claim raw steel production capacities of 27 million tons, any major raw steel at the slab or the semi-finished area. Total combined employees -- well, it will be somewhere over 21 thousand. An exact number will have to be decided when we complete our integration, and we will be managing 14 different facilities, so you'll be able to understand as we go through the charts the flexibility we'll have in our operation.

Each of these companies has been known as leaders in the products that they offer, and the process of technology that they have been developing. And certainly, as you go through and see this presentation, you'll see many opportunities for synergies.

But let's go back and talk a little bit about the companies we're putting together. Inland Steel -- Inland was acquired by Mittal in 1998, but Inland has a great history of being a leader in our industry, a strong independent steel producer as a company that focused on getting the highest margins from some of the highest quality products on their own single locations in the Midwest.

They've been shipping six million tons of products during their heyday. Currently cutting mass capacity with about six thousand employees. And of course, extra employees there because it is a single plant company. One major steel producing facility focused right in the center of the steel market in northwest Indiana. And of course, their research facility again is known as being a leader in providing advanced technical solutions, primarily for the automotive and the appliance industry.

Wilbur gave you a bit of a run-down related to International Steel Group. Again, three years old. Actually the incorporation date is going to come very close to the merger date. We incorporated on April 12th of 2002, so it's going to be very close to the three-year history for the company. In that period of time -- again, fastest-growing steel company in the world, moving from a start-up up to nine billion in sales in 2004. Total capacity currently 23 million tons. Of our utilization, we shipped 15 and a half million tons in 2004. We have over 15 thousand employees, and we're hiring each day as we round out our facilities. Thirteen major producing facilities in eight different states, and again, because of the combination of the LTV, the Weirton and the Bethlehem technical staffs, we are also known as a leader in technical solutions for different steel products and processes. We will complement the Inland operations by adding in our technical solutions in plate and in the construction and container business.

Our culture, Wilbur mentioned. Well we believe, of the integrated producers, the ISG teams are more focused on productivity at the highest productivity rates in the industry, and will be out there being competitive on a world class basis, and also against the mini mills. And of course one of the key parts to that is our innovative labor agreement. Our relationships with the United Steelworkers is the best in the business. They are truly our partner in the workplace, and we already see how this is going to be used to our advantage as we integrate Inland into our operations.

And of course, our track record of successfully integrating the six companies, so where now as you go into our plants you don't hear the different company names, you just hear that we are one big family, one team.

As we look at the combination, as compared to our competition in North America, you can see that the Inland-ISG combination will create the largest producer in North America. It is pleasing to note that the other three large producers are also leaders in consolidation and have been very, very aggressive and very successful in their move to consolidate the industry. So this is a common theme. And of course we feel we will be positioned best to take advantage of that situation.

Our locations -- as you see on this next chart, the map will show the old ISG locations, the Mittal Inland location, and again, you can see the clustering of our operations clustered around the marketplace but also clustered together for ease of operations. And wherever we decide to operate this from, you will see it will be reasonably easy to travel to our locations, then be hands-on as a management team.

Looking a little bit on the product side -- we'd like to go through and say our product mixes are complementary. If you notice there on the right-hand side, the Inland mix. Inland is focused very, very hard on best utilizing their facilities to maximize margins but have a balanced operation. And you can see they've done an excellent job with that. Our focus within ISG was again, grow rapidly in the marketplace. And the safest way to do that for us was to go with a diversified product mix, which is being there on the left-hand side. When you put the two together, now we have what we consider to be really an ideal opportunity to be both balanced, diversified, but also be able to identify growth opportunities for this combined company. And again, we'll focus on the marketplace where we can use our expertise to bring market share at the highest possible margin.

The same comments can be made if you look through the market mix. Again, the Inland focus is on value-added products. Being a single location and usually sold out, they could go out and focus on where they could get the highest margins for their products. What we have done, again, is try to stay diversified, try to move through the marketplace without disrupting it. And again, a very diversified mix combining with a value-added mix, you'll see that the combined marketplace is going to be very ideal for our new company.

The final note I'd like to make is on the size and scope of the operation. I have in all the operations that we have here in the United States; we will have more flexibility than anyone else. Having 12 blast furnaces, as Mr. Mittal mentioned, having that on a global basis, is going to allow us to both flex when market changes, but also to substitute from mill to mill to give customers extra security that our delivery performance will be outstanding. We'll be able to back each other up when it is time to have major operations down for repairs. And again, it should be less disruptive to the marketplace and have less need to be big moves on the inventory position.

We also are running arc furnaces. We are getting up there now to where we have a large enough arc furnace group to actually consider ourselves as a leader in the mini-mill area, too, as far as product development. Continuous castors and hot mills -- again, the heart and core of the business. And we are extremely well-positioned. And because of that, we'll be able to take these mills and focus by product line. By focusing by product line, each mill will have enhanced production capabilities, and also fit the market better as far as quality and service. Again, that same theme can fit all across our operations. You see very extensive finishing operations with the cold mills, the galvanized lines, the tin lines -- again, an extreme focus on the value-added products. And as a final note there, in North America a very strong rail and bar operation -- again, complementing the rest of the Mittal steel group around the world.

I think the most interesting thing to go on for us to talk about would be how we are going to put these facilities together and really capture some of the synergies that will come. And as the first step, I'm going to have Lou Schorch, CEO of Inland, talk a little bit about our facilities in northwest Indiana. And Lou is leading the efforts there for us to work through the integration process. Lou?

LOU SCHORCH: Thanks, Rodney. I think you can hear the excitement in Rodney's voice. We share that at Ispat Inland as well. Most of the manufacturing synergies are connected with the facilities in northwest Indiana, so we thought we'd start by describing some of those facilities.

Let me start with Ispat Inland. You can see that it's the second-largest facility in North America, 6.5 million tons of raw steel making capacity, three blast furnaces, two BOF shops, an electric furnace as our bar mill, 5.6 million tons shipped in 2004, a full range of products as Rodney described. In addition, we are joint venture partners, as Mr. Mittal mentioned, with Nippon Steel, at a state of the art facility about an hour and a half away from our facility, IN Tech, which is a cold rolling complex, fully continuous, and IN Cole, which has two galvanizing lines as well.

This is our Indiana harbor works, right next to it, in fact, is the ISG Indiana harbor works. In fact, at the top right, or the top of the picture, you can see the Inland facility from this picture. It's a plant with four million tons of raw steel-making capacity, two blast furnaces, the most powerful hot strip mill in North America, 2.5 million tons shipped in 2004. You can see an outstanding phenomenal productivity with 1500 employees at that facility now. They make -- besides hot rolled products, also cold rolled and coated products. And just as we are affiliated with the IN tech and IN cold facilities, they have a finishing operation in Hennepin, Illinois, on the Illinois River of Hennepin works, that has a cold rolling and coating complex as well.

Finally, the third facility in our region is ISG's Burns Harbor works. This is the most modern integrated steel facility in North America, built during the 1960s, an outstanding product flow. It's a match of any facility in the world in terms of the product flow at that facility. 4.7 million tons of annual raw steel-making capacity, fully integrated with its own coke batteries, two blast furnaces, steel shops, castor and hot strip mill. You can see 5.1 million tons shipped in 2004. The discrepancy there, or the difference, is based on using slabs that were produced other ISG facilities. Thirty-seven hundred employees, and making, again, a full range of products, very focused on automotive, as is Ispat Inland, plate products, as well as the standard sheet products.

When we look at the combination here, again, we're very excited about the many competitive strengths that these facilities can bring together. We think there'll be a lot of opportunities to achieve synergies in operations, a lot of flexibility in terms of where we make products, how we make products, and optimizing that. A very diversified market and product mix, which is going to give us tremendous flexibility. We can provide the full range of products to almost any customer that we're dealing with. We have, as Rodney indicated, a very strong customer franchise both at Ispat Inland and at ISG. In effect, these customer franchises are very complementary. One of the things that's most exciting here is that, while we all serve high end, high valued markets, our customer mix there's not a tremendous amount of overlap in there, so we think that this is something that's going to serve us well going forward as we combine these companies.

In addition, we think we'll have an unmatched R&D capability in North America. We both have two -- we each have a strong R&D center. In addition, we have access to and will work closely with the R&D capabilities of Mittal Steel internationally.

As Rodney indicated, one of the distinctive characteristics of ISG is its innovative labor agreement. You can see that reflected in some of the productivity numbers, in the number of employees that I just described for the facilities in northwest Indiana. We will be leveraging that and using that experience base to roll out a similar contract at Ispat Inland, and expect to get similar improvements in terms of our working relationship and productivity of our facility as well.

Tremendous integration expertise, and finally, a value-adding relationship with the global parent company. I can attest from the Ispat Inland perspective that there's been a tremendous value to us on almost every front in terms of being able to work with our corporate parent with other units around the world. I think we all recognize that we really have a unique opportunity, the first opportunity in our entire sector to really leverage what does it mean to be a global steel company, and we're all looking forward to that.

We are very confident about our ability to integrate these companies effectively, and a lot of that has to do with what we think is really unmatched integration experience in our industry. This just is a list of the two companies. As Rodney joked, we can have an argument about which is the fastest-growing company here. But the important point of this is, as we get to the integration stage, is that both of us really feel like we know how to do this.

As we pursue the integration activity, -- next slide --because of the complementarity of our companies, the similar cultures and so on, the perspective that we've had going in is that we really want to try to put together a best of the best company -- find the best attributes of each company and combine those. For example, we think at Mittal Steel and Ispat Inland, we've got very good systems and processes for financial management, marketing, etc. We think that will add value to ISG. On the other hand, ISG has this tremendous relationship with its steel workers, the tremendous productivity experience at their plants that we think we can roll out at Ispat Inland.

And our aspiration in keeping with the company's aspiration to be the most admired steel company in the world, is to really redefine what does it mean to be a best practice performer in our industry, both in terms of how we work with our customers and other stakeholders, but also in terms of our financial performance.

Now the way we're trying to do the integration here is that we've formed 10 task forces across the entire range of the business. Frankly, we went relatively slowly on this process in 2004, awaiting DOJ approval. We received that just before Christmas, so we've accelerated the process since the beginning of the year.

Those 10 task forces report to Rodney and myself. Just to give some highlights here, we have three of them that are working in the manufacturing area, one looking at operations, integration and benchmarking, trying to standardize all the information in the data that we've had. We've had extensive plant visits at multiple levels, down to the department heads and section managers that are visiting the facilities to understand how things are done. This is particularly valuable to Ispat Inland as we look at implementing the ISG form of labor relations and labor contracts.

We are also looking carefully at facilities optimization. Each facility has strengths, each has constraints, each has issues. With the kind of volume that we have, particularly given that we're so closely located, we think there will be tremendous opportunities to dedicate facilities to making what they're really best at making, and on that basis achieving tremendous cost improvement.

Plant services, finally -- we're looking at again ways that we can operate particularly these two facilities that are in northwestern Indiana on an integrated basis to combine spares to combine the way that we do subcontracting work, the way that we do facilities maintenance and so on, to see if from a services perspective, there's economies that we can gain.

Human resources -- we've got a team from the beginning working on what's the best way to convert the benefits packages that we have at the two companies to enable us both to retain and attract the best talent in the industry. We want to be the employer of choice in the industry, and also make it easier for us to move people around so that we can really benefit from the capabilities of each company and integrate the two companies more quickly.

Finally, as I mentioned, ISG has been very helpful and very active in terms of supporting us as we're negotiating with the union, in terms of our next labor contract. We already know from an agreement with the union when the merger was announced that this will take on the form of the ISG arrangement and contract, and we'll be finalizing that we hope within the next two weeks.

So we're very confident that synergies will be tremendous valuable in this company. And that's a good segue I think for our final speaker, Aditya Mittal, our President and Group CFO.

ADITYA MITTAL: Good morning, and thank you Lou and everyone else. When I was going through the integration between ISG and Inland I kept on seeing that Inland was the second largest single site steel facility. Well, with the combination it will become the largest, simply because ISG's harbor works and Inland's harbor works are right next to each other. There's just a small canal in between. And that's just an example of the integration and the benefits we're going to have, because to have the largest single site steel facility, to have Burns Harbor and Acme in one area, creates tremendous operational advantages.

Anyway, enough of that. I'm here to talk about the financial profile of the company. I'm just going to give you an overview of the financial statements, some of our capex plans, and some guidance for the first quarter of 2005.

Very quickly, the financial profile of Mittal Steel, post the acquisition or pre the acquisition, remains very strong, and provides us with tremendous financial flexibility regardless of the business cycle. Cash balance of 2.6 billion dollars, excluding ISG. We just have signed an unsecured credit line facility of
3.2 billion dollars. The terms of the financing are very attractive. We have further liquidated yet another 1.4 million dollars. Our capex program is significant and flexible, which provides us to pay it down, depending on changes in market conditions. And as you see later, there are extremely strong cash flow generation.

We will talk later about the dividend policy of the company, but let me talk about the operating scenario of the company. We posted record results for 2004 for Mittal Steel. As you can see from the slides, the results are very impressive. This is stand alone results. It's pooling of interests, so the combination of Ispat International, LNV and LNM Holdings, the merger was completed on December 17th. The results also have been highly comparable with 2003, simply because there were a number of acquisitions which occurred in 2004, namely the consolidation of Iscor in South Africa, Poland, Bosnia, and the full consolidation of Nova Hut.

Sales, 22.197 billion dollars for 2004. EBITDA of about 6.7 billion dollars and operating income of 6.146, which leaves an operating margin of 27.7 percent. A
27.7 percent operating margin for such a large global steel company is very impressive, and it speaks to the global nature of the company. I think earlier on you heard the benefits of globalization in terms of shared best practices, aggregate purchasing power, the ability to transfer knowledge, as well as progress across the world. And you can see that in our operating margin. You also heard about the benefits of vertical integration. Clearly the fact that we own some of our own iron ore, coal, coke, DRI, leads to these higher margins. And that advantage is secure throughout the cycle. Globalization's benefits don't go away. Vertical integration benefits don't go away.

Our net income is 4.7 billion dollars for the year. That includes some unusual items. There's other income of 109 million dollars recorded in the fourth quarter, and our tax rate was unusually low in 2004. Nevertheless, operating profit per ton, impressive at 146 dollars for such a large steel company.

If you move forward to the next slide, this is our fourth quarter performance compared to the third quarter. Fourth quarter is also not as good as the third quarter, primarily becomes shipments were down by eight percent. Some of it is because of the inventory overbuild which occurred in third quarter, and therefore as a company as a whole we shipped less in the fourth. We'll talk later about how we expect that to change going forward in 2005. But the highlights for fourth quarter are: 6.1 billion in sales, EBITDA of about 1.866, operating income of 1.7, a margin still higher than full year of 2004 of 37.9 percent, and EPS of 2.42 dollars a share.

The next slide just gives you the highlights of our liquidity and capital resources. In addition to the cash values of 2.6, if you look at our net working capital position, it's a very strong and healthy at 2.7 billion dollars. Significant current assets, and current liabilities. A lot of the cash this year went into funding working capital, simply because as prices went up in mutual values, the receivable values went up quite dramatically.

If you look at the net debt position, the net debt of the organization plus the dividend payment is less than a billion dollars year end, December 2004. That's a tremendous strong profile for such a large steel company. If we include the transaction consideration and ISG's net debt, at the end of December 2004 combined net debt was 3.355 billion dollars.

We talked about the liquidity position of the company. Moving forward, let me address the capex. Capex was relatively modest in 2004 at 900 million dollars. Depreciation is 553. Clearly post the ISG acquisition, both capex numbers and depreciation numbers will go up due to purchase accounting. Most of the capex, as you can see, was in the second half of 2004, and for 2005 we expect capex of a billion and a half.

Let me talk about what we first did in 2004 in terms of capex, and then try and talk about our projects in 2005. The projects I listed over here total about 500 million dollars. I'm not going to give you a dollar breakdown of each project, but you get a sense that we accomplished all of this in 500 million dollars, which attests to the fact that we have global purchasing power in terms of our capex buy as well as significant capability in terms of technology design for capex. Therefore, we estimate that our capex costs should be 30 percent lower than the average steel company out there, which is a tremendous competitive advantage going forward.

In Poland, we just acquired a company in first quarter of last year, yet we already started a capex program by recommissioning a coke oven battery and installation of a PCI system. The most significant capex which occurred in 2004 was the conversion of our Kazakhstan facility, which is Mittal Steel Temirtau from an ingot-based facility to 100 percent continuous cast. The first continuous slab caster was installed successfully by the year end. We also acquired a small iron ore mine, which did about half a million tons in '04 and expect it to do one and a half in '05.

In Romania, in Mittal Steel Galati we installed a new slab caster, reconstructed a coke oven battery. The slab caster has a capacity of 1.8 million tons. In Algeria, in Annaba we did the bar mill of 400 thousand tons, and in Canada we just recommissioned a DRI facility which was done in June.

Moving forward, in 2005 -- as mentioned earlier, most of the significant thrust that we have in our capex program is in Europe and the rest of the world. In Europe, the strategy is to move up the value-added chain quite significantly. Our facilities in central Eastern Europe are not just supplying to the automotive and appliance end segments. We have the capability, the technology, and the know-how to do that, and we are embarking on a capex program in these regions to achieve that objective.

The most significant dollars are going in in Poland, approximately 600 million dollars plus. This involves the modernization or the setting up of a new hot strip mill, a wire rod mill, a continuous caster, a new color coating line with a capacity of 100 thousand tons, as well as the new coke oven battery.

In South Africa, we are re-building another coke oven battery. We have a strong secondary coke market as well in South Africa, and this is primarily for merchant sales. We're installing a PCI as well in the blast furnace there. In Kazakhstan, we complete the second continuous slab caster. The first one was done in December. Combined the two casters have a capacity of about four and a half million tons, and that will be completed in 2005. There's a new coke oven battery as well as the color coating line. Furthermore, in terms of our strategy of vertical integration, we continue to modernize our iron ore mines, and because of the modernization that too should be increasing, iron ore mines shipments by another million tons from Kazakhstan in 2005.

Lastly, in our Romanian outfits, we want to reconstruct a pickling line to improve quality. That's 1.2 million ton pickling line. And again, we're modernizing the blast furnaces and rebuilding our coke oven battery. The combined total of all of this capex in 2005, the projects I've listed, is 1.2 billion dollars. Not all of it will be spent in 2005, but at least these projects will commence in 2005.

I think we've talked a lot about the Mittal development, primarily our investment in China. That's historic because it's the first steel company globally which had access to invest in steel making in China. That acquisition is going well. It's on track for completion toward the end of the year. We talked about the rating upgrade. We talked about the revolving credit facility,
3.2 billion dollars. You can see the use of the facility in the tenure is five years.

The other recent development is a dividend policy. We announced a dividend policy in our annual results presentation. It's 10 cents per share starting in the second quarter. The policy for the year 2005. It's also subject to shareholders' ratification. It's a modest dividend. It's in line with our growth strategy totaling 40 cents per year.

We just move forward very quickly, I want to talk about the highlights pro forma ISG. I think Rodney and everyone else talked about the integration, the rationale for the merger. This just provides you what our results would have been in 2004 if we were one entity. It excludes purchase accounting and merger-related expense, which will be there. Probably the consolidation will begin in the second quarter, so even in 2005 results you will not have the full pro forma impact of these entities.

Very quickly, sales 31.2 billion dollars, EBITDA 7.6, and a net income of 5.7 billion and EPS of 8.13 dollars per share. We talked about the net debt numbers. Total shipments were 57 million tons. Operating margin, which is not listed, is about 22.2 percent for the year 2004.

That finally leads me on to my last slide, which is first quarter 2005 outlook. You heard from our chairman in terms of what our outlook is per market. Generally we see shipments marginally increasing. Pricing is higher, and therefore we're guiding, we're providing guidance that operating income per ton as similar to fourth quarter of 2004. The change in the EPS compared to the fourth quarter would be a significantly higher tax rate, and the guidance there is between 20 to 25 percent for the first quarter.

With this, I turn it over to our chairman, and thank you very much.

LAKSHMI MITTAL: Thank you. Thank you Aditya. In conclusion here, Mittal Steel is the largest global steel company. You just heard from Lou showing all the details of the companies which we have acquired, 15 companies globally and six companies in U.S. And by far it will be the biggest consolidation by any steel company. And maybe if you compare collectively in any industry it would be the largest consolidation.

In light of all these activities and all this presentation, I'm sure we have been able to brief you about the company. And I can only conclude that we've been able to create a very strong financial company which is positioning all the key markets, we will continue to remain focused low cost, high margin product and company.

Our upstream integration partially insulates us from input cost volatilities. Strong balance sheet, ISG merger expected to be completed by end of first quarter or beginning of next quarter. Hunan Valin transaction, is expected to be completed in the second quarter, and I feel that Mittal Steel has a very strong management team and we are very proud of our management team. At this point I close my conclusion and ask for any - open the floor for questions.

MICHELLE APPLEBAUM: Hi. I'm Michelle Applebaum. This is a question. Inland has sort of not been a well-known company, at least to the U.S. investor. When you acquired the company they had gone from being the lowest cost producer in the U.S. in the `80's to one of the highest cost producers in '98. I know you've done a lot there. Could you talk about some common themes, and the types of changes you made to get the turnaround at Inland Steel?

LAKSHMI MITTAL: There's a history but we followed that model in all of the companies. When we acquired Inland, we saw a lot of strengths in its management, in its products, and in its customers. And it was a very strategic fit to our group at the time. In the meantime, the market situation is turning. We also saw a lot of opportunity in cost reduction. We looked at the costs of Inland compared with the radius of our global operation, and we could reduce 250 million dollars in costs on an annual basis, in its production costs, overhead and raw material costs. So we started all these initiatives when we acquired Inland. I think working with the local management and working with our corporate management really brought a lot of cost savings for that. Cost savings, this was mostly in the production costs, operating costs, and purchasing synergies, the same kind of initiatives we will begin, we have begun in all the companies which will be acquired.

ALDO MAZAFARRO: Thank you. I was wondering if you could give us maybe a global overview as to where the bulk of your employees are located, in various regions, and what the labor costs may be in those various regions. I'm Aldo Mazafarro from Goldman by the way.

LAKSHMI MITTAL: You want the details of all the employees?

ALDO MAZAFARRO: Not all of them. You know, if you could break them down roughly in the major regions, and I know Kazakhstan has a fair amount.

LAKSHMI MITTAL: Let's see a figure -- in the rest of the world, into Kazakhstan. In Kazakhstan we have 55 thousand employees. This is the largest employer within the group. So don't get shocked by 55 thousand number, but because you have to understand what does this entail. It has coal mining operations, 11 coal mines. We have iron ore mines. We also have all the transportation system, railways. We have all our own power plants, line making plants. Kazakhstan is a land-locked place, so you need to have all the facilities within that town. That's why you see 55 thousand employees. But take if you look, or see at the plant level -- at the plant level you find if you compare with some of our facilities they are very comparable. But most of those employees either are for the iron and coal mining and for the supporting stuff, not really on the operating levels.

Top of this list, Kazakhstan for example, has got additional process requiring more number of people. Now we are changing to continuing casters so we've also reduced the number of employees. When we acquired we were at 83 so from 83 we have reduced to 55. So going forward we will continue to reduce employees. Similarly in South Africa we have about 13 thousand employees. When we acquired we had 16, so in the last two years we have been able reduce from 16 to 13. Similarly in Algeria, we have also been -- we have 11 thousand employees. Eleven thousand when we acquired. We have nine thousand. So all this -- for example, in Romania, we had 27. Now we have 17 or 18. So when we acquire the companies they have large more employees in their different enterprises. But after we have acquired, we have been able to reduce some of employees and we are investing in modernization. So employees are going to go down. And I hope today we say that we have 165 thousand employees producing 57 million tons. Maybe after five years we may have a hundred and ten thousand employees. So we are establishing internal targets to reduce seven to eight thousand employees every year.

ADITYA MITTAL: Can I just add a couple of comments on that? You asked about cost. If you look at our operations in central Eastern Europe, the average cost, let's say in Poland and the Czech Republic -- this is not specific, but rough, round numbers, about 10,000 a year. And if you look at France and Germany it's about 40,000. And that gap is very significant.

Ignoring the exchange rate effects , even if we have a salary increase of 10 percent per annum, and the western Europeans have a salary increase of three percent per annum, the advantage is still captured on a going forward basis. And I think that gives you a sense of why we are making significant investments in Poland and these areas.

The other point to note is that, as you acquire these facilities, they're all part of a restructuring agreement with the EU, which requires us to systematically reduce the number of employees. The union has signed up to that, so that they achieve western European productivity levels in the period of three to five years. And therefore, you can see the developments in Romania, where 27 is now 17. In Poland we have a VRS scheme and in Nova Hut with a VRS scheme, which on-going and continuous, and has the full support of the unions as well as the general environment.

MAN: Two quick questions. The first, you've committed to providing more information on synergies at the closing of the deal. I wonder if today, given that you've accelerated some of the evaluation of the integration process since the beginning of the year, will you be able to provide a more exact type of commitment? When exactly after the merger will you be able to provide the synergies? What level of detail, how far out, and will that include, obviously, integration costs? That's my first question.

The second question, I'm interested in your view on iron ore prices, obviously. A very recent announcement of a major year-over-year increase. Historically, my understanding is that a lot of the steel companies have fallen in line with the deal between CVRD and the Asians. Is this consistent with your beliefs and your internal forecasts? And do you believe that the market is strong enough for you to push through those prices for the foreseeable future?

LAKSHMI MITTAL: On the synergy number Aditya will answer and I will answer on the iron ore. On iron ore, we have all heard yesterday that 71.5 percent price increase has been announced, which is obviously a very huge increase. In the past, everyone has been following this kind of announcement. And I heard that this morning one of the steel companies have protested, and they are have not yet agreed. So we have to follow developments. Obviously this will increase the cost of these few companies who are dependent only on imports. Maybe we are less impacted if this is enforced because 40 percent of our iron ore comes from our own ore mines. But we did not expect 71 percent price increase. I hope that we are able to increase the prices to compensate this increase. On synergy numbers?

ADITYA MITTAL: Yeah, I wish I could give you an answer. We also have indicated that we will provide that at closing. We have said that post the closing of the transaction we would finalize the numbers would be and what the action plan is. There should be no expectation that the day to day transactions close there's a press release announcing what the synergy is. It's a gradual process. I think the presentation this morning highlights the excitement that is there in terms of the merger. It highlights the areas where we see synergies. We talked about the single site creation. We talked about the union agreement, purchasing power, perhaps some reductions in certain areas, etc. etc. And I would suggest that you can make your own estimation as to what they are. From our point of view, the idea is to run them, and then get in our highest operating profit but from a standard in the U.S. environment. Thank you.

MARK PARR: Good morning. It's Mark Parr with Key Banc Capital Markets. Just to follow up on the iron ore situation. It's fairly apparent that the Japanese and the Koreans think there is a shortage of iron ore in the world. Given they've agreed to pay 71 and a half percent higher price in '05, I'm just wondering if you agree that iron ore is in short supply on balance, given your global viewpoint? And how long do you think the shortage -- at least the perception of shortage, if it's real or not -- how long could it last? How long will it be before the shortage is eliminated?

LAKSHMI MITTAL: We met the iron ore producers, and everyone has extension plans. Basically it is driven by spot buying of China. For all those contract companies, we never had faced any problem in getting iron ore supplies. So this is basically driven by Chinese spot demand. And I think that if I understand from these producers, by 2006 every [inaudible] improving their production by 20 percent - 25 percent. So basically we'll be building with China's growth. If the china's growth is going to slow down, there will be in any way no shortage of iron ore.

Basically there has not been any major shortages as such, it's only the tightness of the supply and demand situation. So, I do not believe that there will be a shortage situation continuing beyond 2006.

WOMAN: Can you talk a little bit more about the -- is it the Hunan Valin steel acquisition? Do you have an option to buy more? Is it historically profitable? What is the government relationship going forward, and can they be bought out? And then, lastly, what are you seeing in China? Do you think that we're going to see a huge excess capacity with all the 200 million in new capacity coming on, or do you think they'll be disciplined and manage the production?

LAKSHMI MITTAL: Hunan Valin transaction is the first, equity partnership in the Hunan Estate. Hunan Valin is owned by the Hunan State, and we are equity partners with them. It's the first time any steel company, any foreign company has been permitted to participate with the State. Today the state is not in a position to allow you to get major equity. You do not have any option to go to acquire the equity. But we believe that as our partnership will grow with this company, our relationship improves, and as and when they will allow foreigners to exceed more than 50 percent, we'll have some chance. But we're not really looking for that at this time. At this time our objective has been to partner with this Chinese company, which is about eight and a half million ton steel company, in flat and long, but it's strong in long, and also they're starting a new CSB line recently last year.

Our idea was to partner with the eighth largest steel company in China, and understand Chinese market, understand the way they are progressing, and participate in the Chinese growth.

Anything else you have to say on Hunan Valin, Aditya?

ADITYA MITTAL: Just that there is a presentation that we made in January, and the presentation is on our website. And it has about 10 or 12 pages. It has income statement, balance sheet, capex program. It's a 337 million dollar investment. It's traded on the Shenzhen Stock Exchange and our cost in was at
3.9. And I think it's trading at 4.5 right now. That's just the financial highlights, but everything else -- we don't have an option as such. But we're equal partners with the government. We are 37 percent, they are 37 percent, and the rest is publicly floated. And we have a negative control arrangement, not a positive control arrangement. So nothing can be done without our consent, and therefore we need to work in partnership with the government to take the company's strategy forward. But generally we both agreed that the idea is to grow the company, and bring in superior technology and capability, to further enhance value.

WOMAN: [OFF MIKE] And the outlook on China's production capacity?

MAN: Outlook on China's production capacity?

LAKSHMI MITTAL: It's a good question, and everybody's asking this question. We are also asking this question to ourselves. We have visited China couple of times, and I can only talk generally about the economic growth where China is projecting it. I believe that they will never have a hard landing in China. They're projecting it and a percent growth up to 8 or 9. And my personal belief is that they'll be content to have this kind of growth. Because there is a lot to be done in China from the country's side, and a lot of activities are going on. Whenever you go visit China, you see a lot of activities going on. And the demand is going up at a rate of 10 to 15 percent per year.

They have been of late exporting some of the products. Last year they exported 12 million tons. This year I hope they will export to 18 to 20 million tons. But overall, they would continue to be a net importer, this is our belief. And this would not affect the business like ours much, because we are in value-added products, and they are basically exporting long products, lower grade products. But overall, I believe the situation is stable and the markets are strong, and they should continue to import.

ADITYA MITTAL: Can I just add that the threat of China perhaps was greater a year ago than it is now, because the construction of new steel capacities have become regulated in China, which is very important. Because last year, very large steel facilities were seized by the government because they were unregulated. They have put on limitations as to what should be a minimum blast furnace size, your coke oven size, etc. etc. So you don't have these small, small garage type of steel companies coming up.

Number two, you have to get permission from the center, and the center is only encouraging large-scale economically viable facilities, and at the same time encouraging consolidation. More interestingly, last year they actually shut down 14 million tons of capacity because of environmental and technology reasons. And the regulation in new steel capacity developed in China is important, because it demonstrates that it's not the ridiculous rates of growth, it should not be destabilizing to the global economy. And there's some understanding that China needs to be a credible global player in the steel industry domestically as well as internationally. And that's good news in terms of overcapacity.

DAN ALTMAN: Hi, it's Daniel Altman from Bear, Stearns. Two questions. First of all, looking at your capex budget, and the level of cash flow to the company, it seems like you're leaving a significant cushion. I'm wondering if we should think of that as being money for acquisitions, and if you have any geographic regions, or even if you could say developed versus developing markets in terms of your focus.

The second question is regarding the float on the stock. Obviously very small. Do you have plans; family members have plans to do a secondary offering to increase liquidity? And with the liquidity level as it is today, how important is it to the company, its presence in the stock market? Thank you.

LAKSHMI MITTAL: After this merger we have good cash flow, you're right. And we do not comment on our specific, any acquisitions which we'll do, we do not comment. We look for a possibility if they makes sense for us, and if we feel it is reasonable value, particularly values are very expensive for any acquisition. So we are not just acquirer. We are value buyer. If we do see value, we will look at it.

Now this offers us two opportunities I mean we will have two kinds, either a public company, and going forward we believe that we have cash as well as stocks going forward. And we do not have any intention at this time to offer the family's shares. Understand, the family has no idea, we have no plans. We believe after the merger of Mittal Steel and ISG. ISG shows us what holding public growth will come; the float will increase to 12 or 13 percent. And this is a very good float. Then we will look at it. We will see as the market appetite, but for now we have no plans. Is that float sufficient?

WILBUR ROSS: Yeah, the float of the combined company will be more than the market cap of US Steel, just to put it in perspective. It's a minority, but it's still quite a large of growth.

MAN: Can you comment on Sarbanes-Oxley 404, what stage are you in, the time line, cost, something which makes you feel maybe it's not worth listing in the U.S.? I mean, there are a lot of concerns by a lot of global companies. Can you give us some idea?

And the second question is, on the imports, a global steel industry and a U.S. steel industry is in a very sweet spot right now. We have seen some tough times, and U.S. companies have almost unanimously lined up against imports, in like section 201 and so forth. As a global company, what would be your strategy when something like that happens in the future?

ADITYA MITTAL: Let me address the Oxley 404. That's a very political question. From our point of view, we are foreign filers so the requirement to be self-compliant is December 31st, 2005. There is some speculation in the press as well as discussions at the SEC, which imply that that could be postponed by another year, to December 31st, '06. The changes that will be occurring in terms of our financial reporting going forward are also that we are a European company, so we need to file an IFRS as well. And that is why the European companies are approaching the SEC and saying "look, there's already a significant amount of work to be done to do IFRS work and on top of that sox 404" so we'll have a delay. Not clear as to where that discussion will end up. Hopefully by the end of first quarter there will be some clarity.

In terms of where we are as a company, carryover of ISG's situation and they're working to improve their process control environment. We have a relatively strong process control environment internally, not just soft compliance. But do have plans and capabilities to be compliant by the end of the year, as you mean that it is end of the year.

The IFRS work is going along very well. We will be doing internally IFRS accounting by June end of this year. That doesn't mean we only are only reporting in IFRS. We also are reporting in US GAAP.

In terms of our perspective on a U.S. listing, we think it's strategically important for the organization and the company to remain listed on the NYSE, and there are no plans whatsoever to even question that or consider that, or move that listing anywhere else.

Do you want to address the second question?

LAKSHMI MITTAL: As a global company we believe in free trade, and we are against providing any subsidies to the steel industry. And we also believe that domestic market should grow in those countries. And we do not believe in any kind of subsidy.

MAN: I've got three questions. Basically, I was wondering if you could give us some kind of breakdown on your total costs, like how much is your raw materials, how much is your labor. And then your capex is 1.5 billion. But how much is your D&A going to be, because it was so much lower last year? And what kind of runway do you have going forward? Do you have a tax rate kind of going forward? Is there a number? And your thoughts on coal prices, since they've been going up. What are you guys doing to I guess address that issue? And the last thing is on Erdemere. Where are you guys on those talks, and what's going on with that?

ADITYA MITTAL: Let me try and answer some of your questions. In terms of D&A, it's a bit premature to talk about what it is because it gets impacted by purchase accounting. And the purchase accounting determination will only be done post the closing of the acquisition. The D&A right now on a pro forma basis is about 700 million dollars. And you can make an estimation as to how much that would increase by, because that will increase as ISG assets were bought out of bankruptcy, and if you look at the face value of the PP&E, it's relatively small compared to fair value in which we will be acquiring these assets.

In terms of the tax rate, the guidance is 20 to 25 percent. And all of that is statutory. In central Eastern Europe, the tax rate in Poland is 16 percent, and the mean income tax rate in Romania at 16, and in the Czech Republic it's 19. And in Nigeria we have a 10-year tax holiday. In Kazakhstan we have a tax agreement based on investments we have made, which goes on for another five years. Clearly in the U.S., in Americas, tax rates are higher. And in South Africa the tax rates are higher. The blended tax rate for the organization, based on the agreements that has in place and the statutory tax rate in some of the areas in which it operates, is around 25 percent. And that's what's providing as guidance for '05.

Do you want to take on the rest?

LAKSHMI MITTAL: Total costs?

ADITYA MITTAL: In terms of cost breakdown, we're not providing cost breakdown so I don't really have an answer.

LAKSHMI MITTAL: Coal prices are obviously going up, but good thing is that coal prices, coke situation is more important than coal. Coal is available here. And as I said during my presentation, we are well positioned in coke. On the other side, we are increasing our coal mining operations. We are still buying in the coal in the market, and we are looking at alternative ways of using coal. Like we are spending monies to go for PCI and GCI, kind of process so that we can reduce our coal costs.

On Erdemere, the public knowledge is that we have shown our interest. We will wait for the government to come out with the tender process. They have not announced a tender process, maybe in a couple of weeks, months, we don't know.

TIMNA TANNERS: Hi. I wanted to ask you, because you mentioned earlier that you have a track record for new acquisitions, and adding capacity where you have new acquisitions -- I wanted to ask you what that means for ISG specifically, because historically the strategy has been a lot about discipline and managing that discipline in the U.S. market. Can you talk about where you might add capacity at ISG, and if there's a strategic change you might implement? Thanks. I'm Timna Tanners with UBS. Thanks.

LAKSHMI MITTAL: Rodney already said that they have a lot of capacity already. It's a question of, I think, capacity with ISG.

TIMNA TANNERS: My question is because there's still 16 million tons of shipments this last year, and there's 23 million tons of capacity. So like I said, you talked about increasing utilization in your new acquisitions. I'm trying to understand if that would be the same, if you would repeat that at ISG.

LAKSHMI MITTAL: Rodney would you like to answer that?

ADITYA MITTAL: I just want to say one thing. We acquired facilities in Western Europe in long products to create a consolidated long products market. And if you look at the same slide, if you look at our facilities in France and Germany, there is no change in shipment. We just need to be clear as to what the charge of the company is. And I think Rodney can take on from there.

RODNEY: Yeah, and we do have the additional capacity, of a synergy basis there will actually be some more upside to it. But again, we'll go into the marketplace on a very controlled basis and try to flex when we see increased demands. Of course, then it offsets the imports. And our focus will be to do that on a value-added products basis. We're adding a galvanized line into the Cleveland works, so we could increase in the automotive business. We also have additional capacity on our line in Indiana harbors, where again we'll team up with Inland.

On a coated products basis, the construction, we're bringing up a plate line. We held back on plate operations, again waiting for the availability of slabs, which on a combined basis we'll have those slabs. And some of that will be an increased capacity within ISG by displacing where, on a combined basis, the Mittal's were supplying semi-finished elsewhere in the world based upon market demand. So we think we can get our total combined North American rates up to, as we're representing, up into the mid twenties over time. But again, the market demand has got to be there to do that, because we will be watching to make sure we keep our margins up.

MAN: Thank you very much. I wanted to ask another question, just related to your ability to have a more global view than many of us can have. And I found it very interesting in 2004 that while Chinese demand apparently was slowing, and China was apparently de-inventorying steel stockpiles, that steel prices in the world continued to rise. And I was wondering, what is your view as to why this happened? And do you see anything different in that view that could affect the current year?

LAKSHMI MITTAL: Globally, what we are seeing globally overall is steel market to be strong. Chinese are very conscious producers in my opinion, and they have been watching it very carefully. They also wanted to produce inventories. They did it. Now, after the Chinese New Year today the have announced the price increases between 52 hundred dollars on various products. So what's happening in New York, then, in American market, same thing is happening, happened there, though. You want to bring inventories to normal level and then try to raise prices to mitigate the cost increase.

I think this will continue. But overall 2005 we are seeing a stable and strong year. There will be hiccups for some seasonal effects you have to take into account or sometime you will find the inventories have gone up so you have to slow down the next months. But overall the market seems to be strong and stable.

MAN: Just as a follow-up, do you think that there is the sustainability to a theme that would suggest that growth is broadening into other developing markets, such as India or Brazil or Russia? Do you think there could be an acceleration of growth in these markets over the next several years?

LAKSHMI MITTAL: Two things have happened. One is the consolidation of the steel industry, which has brought in more sustainability. So now the steel industry has changed its changing shape. It is no more traditional steel management. Now we are not volume-centric. We are becoming profit-centric, because our investors have penalized us a lot. They do not see us sustaining the steel industry they see we are in volatility and different cycles every time. Last cycle 37 bankruptcies in the U.S.

So at least that, with thanks to Wibur that he has collected assets and led part of consolidation. And brought in a team which is not volume-centric, otherwise Rodney would have produced 23 million tons and bump the whole market and created more bankruptcies. [LAUGHTER] So that should be changing the mentality of the steel companies. Now, thanks to 2004, the results strong. I'm hoping that every board will ask the CEO's that we will continue to make money. So that will bring some change in the steel industry structure.

Looking at these two markets, obviously they are growing markets. There's no doubt. Shanghai has already led this process. I don't think it will be left behind. It's a time situation. Maybe next 2 years time you will find that the demand, if the GDP growth is seven percent, the demand could rise 10 percent and the following year 12 percent. Price of GDP, what has been the history in China for the last four years. So we are in both regions of 70's with Japan and U.S. early forties, thirties, but still cannot [inaudible] twice of [inaudible] to go. So India clearly, Brazil is also there. Every year we domestic market in Brazil getting bigger and bigger. Russia used to produce 240 million tons before the bifurcation -- so now we've got it 18 million, 20 million, 18 million pounds. They have to catch up. They are making a lot of money, and the economies are getting stronger, oil income is coming in.

So I see that growth in that market as well. Realistic economies only getting stronger because oil is now 45 dollars. Oil is 45, 47 dollars. So overall I am seeing the, globally, the stability and better sustainability in the steel industry. But of course there will be a cycle. But I hope the next cycle will be the best as a result of the consolidation.

MAN: Hi. Just a point of clarification. You mentioned you're well-positioned in coke. And you're making some investments this year. You had shown a slide, I believe on a pro forma basis that showed you were about a million tons long or thereabouts. Is that inclusive of the new investments you're making in 2005? Or are those off-setting shut-downs of batteries elsewhere.

And in terms of regionally, I think you're short in North America. Do you foresee any new coke capacity in North America?

LAKSHMI MITTAL: We are short in North America. We are long in Poland. And so you see that in coke batteries, you have shut to down some facilities to modernize and to rebuild them, so that's why we are investing in some coke batteries, so that we can continue to be long on coke.

And we have some ideas. We haven't yet materialized them in North America what we will do going forward, but we have some projects. After the ISG merger we will look at it.

MICHELLE APPLEBAUM: Just a clarification and then a question on that same question. When you talk about 23 million tons of capacity and 18 million tons of shipments, the 23 million is melt capacity, right?

RODNEY MOTT: I defined that as being -- I said the raw steel, which was the slab or the semi-finished, it's the long products.

MICHELLE APPLEBAUM: So there would be yield loss. I guess the second question is, one of the things when you first bought Inland, and actually going back further -- one of the potential exciting things about this kind of unique global steel company is the potential to actually make steel, semi-finished steel in regions where the costs are lower, ship semi-finished steel to the U.S., finish it here closer to the market. That's something 20 years ago the industry tried hard to do, and the U.S. companies weren't able to do it. But CST was able to do that and others. And it's sort of a model that Alcoa had, as an example. Mittal is kind of uniquely positioned to do that, in the world. Is that possibility out there, or is labor still too committed to not having that happen? Or can you do that to grow your shipments?

LAKSHMI MITTAL: This is the new contract revised that saved the U.S. steel scenario. It's difficult to -- now it is becoming gradually difficult to depend only on imported slabs. Eight years back, when we had those union contracts and those tough contracts, all the time this question was coming to our mind. But now the scenarios are changing. This kind of labor contract three thousand people producing four million pounds, or five million tons. I think the U.S. costs are also coming down.

So I think the projections which we are talking here, I do not believe that on a long-term it is sustainable to produce 40 million tons of slab outside and import to the United States. Maybe specific projects, it could be possible. European producers have announced for projects in Brazil because some of the companies, some of the production units are not on water. They are in land-locked places and their costs are very high. So there they have decided to shut down the blast furnaces and relocate [inaudible] in Brazil somewhere. But all our locations here in the United States are much better. You have your oil and coal. I do not see that there is physical progress on a long-term basis. But of course, we have supply source in Mexico. Surplus slabs [inaudible].

RODNEY MOTT: As a follow up to that, we've already had discussions with the unions about this great opportunity we have really to flex up when the market is there. And again, we're bringing in the materials from the other locations around the world on Immexa or out of low-cost operations, just to really peak out our operations. Within ISG, we've really had lots of additional capacity on our rolling mills and our finishing operations. So we could actually go way up the arm of what we're declaring currently as capacity. Now we would look at that as being a way to create jobs for our workers, at the peak in the market, or to increase their earnings. So the union is quite excited about that.

We also recognize here in North America, because of the products we're doing, which really most of ours is value-added and engineered steel products -- we're working very closely with our customers. And our commitment to our customers is to make steel on a traditional basis in order to support the marketplace. So again, it's going to be a balance of our current operations in the front end on an integrated basis, and supplementing on peaks to the marketplace with the semi-finished coming in.

 WOMAN: [OFF MIKE; INAUDIBLE]

MAN: Well, within North America, as each blast furnace comes near the end of its life, we will make a decision on, is it better to try to enhance it again, extend the campaign? Or again, is there a way to keep the production -- the steel-making and rolling operations -- up by using technology in different ways, again, improving another blast furnace, using an art furnace. Or, again, by bringing in slabs to supplement. If there's no one clear decision on anyone's plant, it has to be again on a synergy basis at the pick of the marketplace.

WOMAN: My question is regarding the re-start of the plate producing facilities. I was wondering when are you expecting that, and how many tons are you expecting that will come out of those facilities, probably on a monthly basis? And also, the Burns Harbors numbers -- I was wondering if you reconciled between the capacity and the production numbers?

RODNEY: Okay, I assume you're talking about, I'm going to re-start. The plate is our announcement to start the 110 mill at Burnt Harbor, is that that?

WOMAN: Yes.

RODNEY: Okay. We are currently running a maximum rate on the other plate mill at Burns Harbor, the 160 inch mill, and also at our mills in Pennsylvania, so we see another fit into the market for some incremental tons. The 110 inch mill had been idled by Bethlehem back three or four years ago. It is one of the most modern plate mills in North America. We see an opportunity to fit into the market now with that modern mill, and our plan is to start it up, which it should start early in second quarter, and start it up on a very controlled basis to see what fits in the market place.

That mill can make both the thinner, discrete plate on a commodity basis, but it also can be teamed up with the facilities we've acquired from U.S. Steel over at Jerry Works, for heat-treated plates. And there's a very strong demand on heat-treated plates and very high margins. So the combination of that start up along with the re-start of another heat-treat line at Gary will give us a better position to supply the market with. There's really a very, very strong demand now for these products, especially in the transportation industry.

Our plan, we want to start up -- again, starting in the second quarter, on a very limited basis. The capacity on that mill is about 400 thousand ton a year. Our target for this year is somewhere short of 100 thousand tons coming off that mill. Again, we want to be very careful coming back to the marketplace. And over time, we would look to use that mill to even shift out of some of the products in our higher cost operations to again service the same market with a higher margin.

ADITYA MITTAL: Your question on Burns Harbor. It has to do with the way ISG does its product allocation. All the automotive shipments go through Burns Harbor. So even though the steel is produced in ISG and Harbor Works, then Harbor Works they ship it to Burns Harbor.

JOHN HILL: Hello. John Hill, Smith Barney. Just a quick question on capital. You obviously have some pretty big capital dollar numbers coming next year, and it's a pretty intriguing mix. There's some modernization for facilities that have been purchased. There's some margin defense, and obviously there's some maintenance. But if you look ahead, where do you see the best kind of ROI opportunities for your incremental capital dollar? Is it on the raw material side, as we've heard elsewhere? Is it on the hot end? Or is it somewhere in between? Obviously prices on either end of the bar bell have run up dramatically. And it just seems that you're applying cash back into the business. And I was just interested in your thoughts as to where do you get the best return on your incremental capital dollar? Let's say as you look past '05 but into '06, once the company is pulled together?

LAKSHMI MITTAL: Philosophically, it will depend on different reasons. For example, if we are in central and eastern Europe, and if we see an opportunity for vertical integration on the raw material side we would like to invest money there. In central and eastern Europe we have to modernize those plants, because they are not supplying yet to the [inaudible] products yet. They are not making them. We would like to improve upon, improve and modernization of those facilities. There are some down stream approach with these in central and Eastern Europe. We would like to go for those finishing lines, for example.

So a global company has that one thing and that one thing is, you do not have to only have one philosophy of expanding on primary side or the secondary side. Different locations and different reasons, you'll have priorities based on the institution.

JOHN HILL: Thank you. And then just a follow up on Europe, because I know you've addressed that subject in great detail so far. I guess a couple of questions. Do you believe that it's possible to push through those seven to 15 percent price increases necessary to sustain margins there, first of all, in view of the raw material situation? Also, we've heard elsewhere some restrictions relative to Kyoto, and I was wondering whether that was impacting your planning on Romania and Poland? Thank you.

LAKSHMI MITTAL: I think that on Kyoto side, within our existing cost we cannot increase substantially, unlike some of the European companies. And I believe that we have got those dispensations or those agreements on the total CO2 omissions. And we are not subjected to those heavy costs like Arcelor and some of the European companies have been saying on that.

And on the European price, I think that everyone has announced the price increase from first April. And because -- I don't know while prices have also increased, but I believe that they are sustainable. There will be more force to be sustainable.

ALDO MAZAFARRO: Thank you. A question on your global view on acquisitions; I've read where you said in the past that you see long-term five companies that have 100 million tons type size. And I'm wondering -- and you also mentioned today that you saw the acquisitions as possibly quite somewhat extensive today. And I'm wondering whether you see the emergence of these five companies in a time frame that might be three to five years, or do you think the industry has to go through another cleansing process and a down turn, and then emerge with the five big companies?

LAKSHMI MITTAL: Our target is not to have a hundred million tons. Our target is to create value. What I have said, and what I say, that consolidation is needed in the steel industry. And as seen this process has only begun. I'm saying that in the next five to six years' time we should have -- five to eight years' time, we should have 3 companies producing a hundred million tons. But that doesn't mean that we should definitely be there. But this consolidation process would get a [inaudible] and I like that my other competition companies should also participate. And they should also either over process or reach a hundred million tons. But we will be very careful in reaching 100 million tons. It's not collecting companies, then reach 100 million tons. We have to see whether we are creating value or not. If you have seen all the acquisitions, we have created values. ISG acquisition we have to also create value for the shareholder going forward. We are not waiting for downturn or anything, but we are not in the mood to just acquire a hundred million tons. This is the only message that I would like to give to you.

MAN: Thanks. Just to follow up on that question on acquisitions, historically, and apart from this deal and I think the Chinese deal, you create a lot of value by purchasing companies that acquired your expertise and your ability to create efficiencies. Going forward, is that still the model we should look for in terms of value creation? Or will you be able to perhaps solve some of the raw material gaps you have in your business, or find other businesses that perhaps you can get at a decent price, but don't really need much in the way of creation of productivity or efficiencies?

LAKSHMI MITTAL: Your point is right, that we should definitely be - I don't know if prices are going up like this, coal prices are going up. For us we have to make specific decisions for a specific location, whether we should invest in raw material, iron ore and coal. For us -- I'll just give you an example in case there are some small mines, in Eastern Europe, that may not be interesting for large producer but that could be very interesting for us because of proximity. We acquired a smaller iron ore in Lubia, in Bosnia. It may not be of interest to anyone else. It's a small one and a half million tons. But it was interesting for us because of the fit at what is maybe the mining costs could be higher, but they could be fit at what is just five, seven, eight dollars per ton against 35 dollars from [inaudible]. So we will look at those kinds of proportions to strengthen our vertical integration. So we are, looking at those proportionately.

WOMAN: Just to follow up on that, longer term what percent of your raw materials do you want to source internally? I'm not talking about right now at these prices, but just longer term over the next decade or two?

LAKSHMI MITTAL: It is not the percentage what you are looking at. You are looking at what is the most economical and viable sense for us. And just to give an example, like Lubia. Is there any approach with these that is near -- if you are in Algeria, if something is seen in Mauritania, we would look for that, because that's closer, that's three dollars. It may not be of interest to CBIB or to [inaudible]. So those kinds of opportunities which we definitely look at. In addition to this, we are working on increasing our mining capacity in the existent mines. For example, Aditya mentioned in Kazakhstan we acquired a half a million ton mine, but now, this year, we will have our own production of two billion tons over last year. So we are making those kind of decisions. We are not fixed that we should be 60 percent captive or 70 percent captive. Then it could be wrong decision. And then we -- like, what Aldo says, that we will do 100 million tons, without looking at the value creation.

WOMAN: Okay. Thanks. A completely different question; It seems like in the last few years the auto industry, especially in the U.S., was in the negotiating stage when it came to the contracts with the steel makers. And it seems to have really swung this year. Is this a one to two year event? Or do you think with the consolidation of the steel industry that, and the weakening of the domestic auto companies, that we're going to see those contracts continue to look like they do this year with more flexibility, possible price increases related to the raw materials going forward?

LAKSHMI MITTAL: I will only make one comment, then I'll let Rodney expand it. Customers are always in the negotiating position. [LAUGHS]

RODNEY MOTT: That's a good point. And really, the automotive accounts, they like to negotiate lots of things other than just price, you know. Certainly credit terms and safety stocks and service. And product development. And again, I think our positioning as being a leader in product development in a full range of products; I've seen some of our competitors are getting much stronger positions. So really, the alternative that the auto companies have are diminished. But again, they're always going to be in a position of the big buyers who try to push through that negotiation.

But I also think that they saw through the last cycle of bankruptcy and things, that if they push the prices down too far then they lose the reliability of their suppliers. And that was very disruptive to the automotive manufacturing supply chain just two years ago. So I don't think they'll push prices as hard as they had before. I think they will all very strategically aligning themselves with the people that can give the quality of the service and the product development. And again, I think that makes it easier for the large companies to both sustain pricing into leverage pricing across the product line. So I think the cycle has changed.

WOMAN: [OFF MIKE; INAUDIBLE] to bankrupt these auto [inaudible] companies, and how [inaudible]. Again, it's a matter of [inaudible] bankruptcy. Do you expect that the auto companies are going to try to exert pressure?

RODNEY MOTT: I think there is a strategy taken over, maybe the previous five years or 10 years, where people took chances on saying, what is pricing going to be longer term? Oh, I guess steel prices will always go down. So they were doing things there on really, not a predictable margin basis. We won't do that. We won't go out there and do a contract unless we know that we can have the raw materials already in our place, aligned up for us on a longer term, so that we know exactly what that margin is going to be over a period of time.

What's happened was too many people out there just assuming prices would not change during the period of a contract. And that was just a tactical error by business people. A hard lesson to learn. But for us, it's not going to happen. We are going to make sure that we have our materials lined up, and that we have an adequate margin over the life of a contract, or we won't make the sale. And I think the automotive people understand that. There's a lot more direct sales going on, too, which is part of the new cycle. It's the way the automotive companies take more of that responsibility for the middle man.

DANIEL ALTMAN: Hi. Again, Daniel Altman from Bear, Stearns. A couple more questions on China; the Hunan Valin acquisition -- would you say it was the best value in China? Or was it the best value that was available in China? And my second question is very similar line, is do you expect consolidation of the Chinese steel industry to be done by companies like yourself, or companies like Bao Steel? Thank you.

LAKSHMI MITTAL: It took us about a year to come to this agreement with Hunan. And we have seen a couple of companies, and we believe that on a long-term medium-term perspective, Hunan Valin is a very good value for this company, for both sides. Because it's an equity participation, they are looking for international knowledge, management skills, technology. We are looking for China as a growth market. We want to understand very strategically their costs and their growth plan.

But what about this win/win situation? And I think there are also things they valued in us and we also see value in them. So it's a very unique transaction for the steel industry. And normally they -- you have seen in the newspapers. A lot of joint ventures had been announced by these steel companies. They are not allowing foreign companies to participate at the holding company level they are allowing only steel companies to create a new, special [inaudible] to have a joint venture on the finishing line. This is the first time there's a -- this is the first time they agreed. So we see value in this going forward.

Consolidation -- we have given the lead to the steel industry, but [inaudible] has to take the lead in China. Hunan -- what's the name? Hunan, yes? [inaudible] -- Wohan -- all those companies have announced [inaudible] that in the next five years they'll do 50 million tons. But other companies are also saying they do 30, 40 million tons. So in a 350 million tons market, if they always started thinking 50 million tons, 50 million tons, once there is 50 million tons, they will see another further growth and this process is good.

So the point here is that not only the world is seeing consolidation, even the Chinese are seeing consolidation in the growth market, which is unique. In the growth market no one wants to consolidate. And there's a good demand and good profit they all look for just by themselves. But here, the central government has been very conscious, and I think the central administration has been pushing for this consolidation.

Thank you very much. It takes us days to understand one company. And in half an hour, one hour, two hours, if we could answer some of your questions you guys are great. It's such a complex company, and there are so many businesses, so many issues. So I hope you have been able to explain whatever you wanted. But otherwise we are all available here. Aditya is there as a group CFO available to you for any contact, any time. We will have investor relations officers here, based in U.S. very soon, once this merger is complete so that we will be able to get in touch with all the investor community. And we are also here for some more time. We are joining you for lunch, if you have any questions we would be very pleased to answer. Thank you very much. [APPLAUSE]